Mail Stop 3561

      July 29, 2005

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Registration Statement on Form SB-2
      Filed June 28, 2005
		File No. 333-126158

Dear Mr. La Duke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR copy.

Front of Registration Statement

1. It would appear that the amount of the registration fee would be
$58.85.  Please reconcile.  See Commission press release 2004-167.

Prospectus Cover Page

2. Please disclose those persons that will offer and sell the securities on the prospectus cover page. See Item 501(a)(9) of Regulation S-B.




Table of Contents

3. Please remove the Part II information of the Form SB-2 from the table of contents unless you intend to distribute Part II with the prospectus.

Prospectus Summary, page 5

4. Please define "public Wi-Fi services."

Risk Factors, page 8

5. Clarify the reference to "sources of our revenues" in the first risk factor.

6. In risk factor five, please discuss any specific anticipated litigation.

7. Identify the "affiliates" mentioned in risk factor nine.

8. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Please remove the second and last risk factors.

9. Please include as risk factors the following:
* the lack of a market for your common stock; and
* your lack of a minimum for this offering.

Use of Proceeds, page 12

10. Please describe the use of proceeds if less than the maximum amount is raised. See Item 504 of Regulation S-B.

11. Please provide more specificity concerning the line item
General
Operations.  Your attention is directed to Item 504 Regulation S-
B.

12. Any proceeds to be used, directly or indirectly, for officers and directors should be indicated.

Dilution, page 12

13. Please compare prices paid per share by officers, directors, promoters and affiliated persons during the past five years to the price to be paid by investors in this offering. See Item 506(a) of
Regulation S-B.





14. For each of the varying levels of proceeds, include the net tangible book value per share after the offering, and the amount of the increase in the net tangible book value per share attributable to the cash payments made by purchasers in this offering, as required by
Item 506(b) of Regulation S-B.

15. We have reviewed your disclosure of the pro forma net tangible book value of ($16,426) and value per share of $.03 and it is unclear how you determined such amounts. Please provide the calculation for the net tangible book value and the number of shares utilized to determine the amount per share.

Plan of Distribution, page 13

16. Please note that neither GoPublicToday.com nor its affiliates, including its broker/dealer affiliate, may participate in offering the securities in any manner without full disclosure on the cover page of the prospectus and hereunder. Please confirm to us, in writing, this understanding.

17. Please name the "directors and officers" who will offer the securities. Please specifically set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the
Securities Exchange Act of 1934.

18. Please outline briefly the plan of distribution by including how the company will solicit the securities. Also include the names of the states in which the securities will be offered and whether the securities will be registered in such states. See Item 508(c) of Regulation S-B.

19. Please file a copy of the subscription agreement as an exhibit.
See Item 601(b)(4) and (10) of Regulation S-B. We may have further comments.

20. Under the subsection "Recent Events" on page 21, we note the description of a "registration package that could be used in the sales of securities to the public." In the "Plan of Distribution" section, please describe the registration package in detail and describe all offering documents.

21. Please describe in detail the work in which GoPublicToday.com and its affiliates have or will perform for Sputnik. Please include all affiliates such as Public Company Management Corporation and all of its lines of business and/or subsidiaries. In addition, please discuss any work in which M&A Capital Advisers, LLC will perform for
Sputnik and its affiliates. Please describe all arrangements and agreements in detail including fees, and any preliminary agreements, including the Contract for Services between GoPublicToday.com and the company.




22. Please describe whether the company has any plans or intention, preliminary or otherwise, to enter into a merger or acquisition. Please describe any discussions that GoPublicToday.com or any of its affiliates including M&A Capital Advisers has had with any representative of Sputnik regarding any plans of a merger or acquisition involving Sputnik.

Security Ownership of Certain Beneficial Owners and Management,
page
17

23. We note that the company has issued 500,000 shares to GoPublicToday.com. We also note the stipulation in the Contract for
Services Agreement between the company and GoPublicToday.com that the company will issue 750,000 free shares to Public Company Management
Services, an affiliate of GoPublicToday.com. In light of these disclosures, it appears that GoPublicToday.com should be included in the beneficial owner table. See Instructions to Item 403 of Regulation S-B.

24. The "key employees" referred to in footnote (1) would be required to disclose the information required by Item 401(b) of Regulation
S-
B.

Description of Business, page 19

25. Please describe the business development of the company since inception as required by Item 101(a) of Regulation S-B. Please describe the reasons why the company became a Nevada corporation.

26. Please describe how the software was developed. Also describe the company`s proprietary interest in the software. See Item
101(b)(1) and (7) of Regulation S-B.

27. Please describe how the company sells and distributes the software. Please describe the purchasers that have purchased the software. Also describe any services provided by the company.
See
Item 101(b)(1) and (2) of Regulation S-B.

28. Describe whether the company has entered into any licensing agreements and, if so, please describe the principal terms of the agreements. See Item 101(b)(7) of Regulation S-B. The company may need to file such agreements as an exhibit. See Item 601(b)(10) of
Regulation S-B.

29. Please describe whether the company is dependent on one or a few major customers. See Item 101(b)(6) of Regulation S-B.

30. In the last paragraph on page 19, please explain the statement "public Wi-Fi services."

31. Please explain the statement "[o]ur software is designed to give service providers and businesses the ability to control access to their Wi-Fi networks, and offer free, branded, or fee-based Wi-Fi services."

32. Please explain the statement "[o]ur software enables centralized, web-based management of Wi-Fi networks."

33. Please describe the software in more detail.  See Item
101(b)(1)
of Regulation S-B.

34. Please describe the Wi-Fi hardware components that are
provided
by the company.   Describe whether the company purchases these
products and resells to customers. Describe the principal terms of any agreements and file the agreements as exhibits as required by
Item 601(b)(10) of Regulation S-B.

35. Please remove the promotional statement "[a]lthough Wi-Fi hardware is widely available, we believe service providers and businesses lack software that enables them to efficiently deploy, operate and generate revenues from wireless networks."

36. Please explain the statement "Sputnik develops and markets Wi-Fi business software specifically designed to enable service providers and businesses to build and operate Wi-Fi networks, and to generate revenues by providing public-access Wi-Fi services."

Other

37. Please describe the need for any governmental approval of principal products or services and the effect of existing or probable
governmental regulation on the business.   See Item 101(b)(8) and
(9)
of Regulation S-B.

38. Please estimate the amount spent during each of the last two fiscal years on research and development activities. See Item
101(b)(10) of Regulation S-B.

Recent Events, page 21

39. Please update the March 31, 2005 date through the latest practicable date.

40. Please name the founders and consultants that received the 7,985,224 shares of the common stock.

41. Clarify whether the $61,000 and the 20,000 shares to be paid to
Sputnik has been, in fact paid as of the prospectus date.
Estimate
the fair value of the 20,000 shares of "the former officer`s current company."

Employees, page 21

42. Clarify the reference to "contractors." If they are not employees of the registrant, file the contracts for each, or a representative executed contract, as exhibit(s) to the amended registration statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

Results of Operations, pages 22 and 23
43. Please revise your revenue and expense discussion to describe
and
quantify underlying material activities that generate income statement variances between periods, including expected future
trends.   Please ensure to quantify separately the effect of each
causal factor that you cite for material changes in your financial statement amounts (e.g. discuss the components of SG&A and explain the material changes and the related causal factors) as required in
Financial Reporting Codification Section 501.04.
44. Please describe the types of sales that generated the revenues.
45. Please describe the "per unit production cost of our product."

Liquidity and Capital Resources, page 24
46. Please expand this section to include the following:
* historical information regarding sources of cash and capital expenditures;
* an evaluation of the amounts and certainty of cash flows;
* the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
* discussion of and analysis of known trends and uncertainties;
* a description of expected changes in the mix and relative cost of capital resources;
* indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
* a discussion of prospective information regarding companies` sources of and needs for capital.
See Commission`s recent Release Nos. 33-8350 (December 19, 2003),
Part IV Liquidity and Capital Resources.

47. Please include a discussion of your critical accounting estimates
(e.g. revenue recognition for products and services, stock compensation to employees and non-employees, allowances for doubtful accounts, and inventory allowances). Disclosures included in the "Critical Accounting Estimates" section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

Certain Relationships and Related Transactions, page 25

48. For each transaction, please give the name of the person, the relationship to the issuer, nature of the person`s interest in the transaction, and the amount of such interest as required by Item
404(a) of Regulation S-B.

49. Update the obligation of $130,062; it appears to have increased as of the more recent balance sheet. Indicate who owes it and their intentions concerning payment.

50. Refer to Note 3 of the December financial statements. The security pledged by stockholders should be discussed under this heading if the stockholders are officers, directors, principal stockholders, their affiliates or associates.

51. Please include transactions with GoPublicToday.com and its affiliates.

52. Please include the disclosure required by Item 404(d) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 26

53. Correct the reference to "date of this registration statement" on page 27. Registration statements do not carry a date.

54. Remove the reference to "please refer to the registration statement and the exhibits and schedules thereto" unless this information will be distributed with the prospectus.

Bulletin Board Considerations, page 27

55. We note that most of the information under this heading is technical which makes the substance of the disclosure difficult to understand. Please revise this section to remove technical language regarding NASDAQ and the OTC Bulletin Board. See Rule 421 of
Regulation C.

Interest of Named Experts, page 29

56. Please describe the fair value of the 20,000 shares of stock received by Michael Williams.

57. See Item 509 of Regulation S-B regarding disclosure of contingencies in fees owing counsel.

Other

58. Please include the disclosure regarding the determination of the offering price as required by Item 505 of Regulation S-B.


December 31, 2004 Financial Statements

Statements of Operations, page 33

59. Disclose the significant components of general and administrative expense on the face of the statement of operations or in a note thereto.

Statements of Stockholders` Deficit, page 34

60. Please revise to present each issuance of common stock and the related amounts ($) at par value and include in a separate column the amounts ($) attributable to additional paid in capital.

61. Please reconcile the number of shares outstanding at December
31,
2002 to the disclosures made on page 48 (Item 26 - Recent Sales of Unregistered Shares).

62. We read disclosures on pages 48 and 49 (Item 26 - Recent Sales of
Unregistered Shares) and noted several issuances of common stock in
2003 for cash, services, and compensation. Please clarify why the stock issued was not presented here (in the statements of stockholders` deficit) or page 35 (statements of cash flows) for the period ended December 31, 2003. In addition, please clarify if the stock that was not issued which related to payment of services or compensation was recorded as a liability at December 31, 2003.

63. We read disclosures on pages 48 and 49 (Item 26 - Recent Sales of
Unregistered Shares) and noted several issuances of common stock in
2004 for cash, services, and compensation. Please clarify if the stock issued for cash has been accurately presented in here (in the statements of stockholders` deficit) and on page 35 (statements of cash flows) for the period ended December 31, 2004. In addition, please clarify if the stock that was not issued which related to payment of services or compensation was recorded as a liability at December 31, 2004.

Statements of Cash Flows, page 35

64. We note that you have classified the change in the bank revolving line of credit as an operating activity. Pursuant to SFAS 95 (see paragraphs 18 through 20), the proceeds from borrowing and repayments of amounts borrowed should be classified as financing activities.
Please revise here and in your discussion of liquidity (page 24).

65. We noted the $2,700 deposit represents a security deposit for your operating lease agreement. Please revise to include the cash flows from this transaction as an operating activity.



Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 36

66. The disclosures on page 20 (Description of Business) and on your website suggests that you are selling a suite of products and services which include your software products, hardware, installation, services and training. Please revise your disclosure to provide a detailed description of each of your significant revenue generating activities. Your disclosure should address the criteria for revenue recognition as set forth in SOP 97-2 and SOP 98-9. In your response, please explain how you analyzed the consensus in concluding when revenue from your products and services should be recognized. We may have further comment upon review of your response.

67. Considering the comment above, and to enhance an investors` understanding of your business, please revise your disclosures in MD&A (i.e. comparative discussions surrounding your results of operations) to discuss (both qualitatively and quantitatively) your significant revenue generating activities and the nature of costs included in cost of sales (i.e. cost of goods sold and cost of services).

Note 5 - Commitments, page 38

68. We noted your disclosure that you have agreed to pay GoPublicToday.com (GPT) $74,000 and 500,000 shares of common stock for consulting services to be performed, and that as of December 31,
2004 none of the obligation was recorded. We also noted that in section three of the agreement (filed as exhibit 10.1), upon execution (December 22, 2004) you were required to pay GPT a non-refundable retainer of $19,000. Please revise to clarify whether this $19,000 is recorded as a liability at December 31, 2004. If the amount to GPT is not recorded, tell us why not and how your accounting treatment complies with GAAP.

69. Please clarify your disclosure that the cost associated with the
500,000 shares of Sputnik common stock is included in the 2004 statement of operations. Tell us in detail how you have accounted for the issuance of the stock in your financial statements, and cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of EITF 96-18.

Note 6- Common Stock Agreements, page 38

70. We noted the disclosure of an obligation of $130,062 to
founders
and consultants that will be paid through the issuances of
7,985,224
shares and that the issuance plans are presented retroactively. Tell us in detail how you have accounted for the obligation in your financial statements, and cite the specific authoritative literature you used to support your accounting treatment. Please address whether these shares are being issued as compensation for services and how the value of the obligation was determined. For those shares issued for services to non-employees, provide a narrative discussion addressing the applicability of EITF 96-18.

71. We noted the issuance of 1,214,295 shares of common stock for cash and services as disclosed on page 34 (statement of stockholders` deficit). Please disclose the terms of the issuance of these shares and to whom the shares have been issued to. For those shares issued for services to non-employees, provide a narrative discussion addressing the applicability of EITF 96-18.

March 31, 2005 and 2004 Interim Financial Statements

General

72. Please revise the interim financial statements to conform to any changes made to the December 31, 2004 financial statements, as necessary.

Note 2 - Common Stock, page 43

73. We noted from your disclosure that you sold 810,000 shares of common stock for $81,000 during the first quarter of 2005. It is not apparent however, where the sale of these shares was recorded in your interim financial statements. Please clarify, and disclose, to whom the shares were issued to, the terms of the sale of these shares (i.e. cash, subscription receivable), and tell us where this transaction has been recorded in your financial statements. Please advise and revise.

Note 4 - Subsequent events, page 43

74. We noted your disclosure of a warrant that was issued to a consultant, but did not note any discussion of this warrant in the December 31, 2004 financial statements. Please tell us how you have accounted for this transaction, and expand your disclosure here and in the December 31, 2004 financial statements (if applicable) to describe all of the material terms of the warrants, including when the warrant was issued, who has the rights to convert (i.e. the holder or the Company), the exercise price, the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. We may have further comments.

Other

75. Please provide a current accountant`s consent in any amendment.





Part II

Item 25. Other Expenses of Issuance and Distribution, page 47

76. Please include those fees to be paid to GoPublicToday.com and its affiliates and specify the purpose of each fee. See Item 511 of Regulation S-B.

Item 26.  Recent Sales of Unregistered Securities, page 48

77. For each of the transactions, please describe whether the company engaged in any general solicitation or advertisements when offering the securities. See Item 701(c) and (d) of Regulation S-B.

Exhibits

78. Please revise your legality opinion to indicate that opinion opines upon Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

79. The EDGAR version of exhibit 10.2 is not fully executed.
Please
file a fully executed version.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

								Sincerely,


								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

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David LaDuke
Sputnik, Inc.
July 29, 2005
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